UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15D-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF JULY 2018

TIM S.p.A.

(Translation of registrant’s name into English)

Via Gaetano Negri 1

20123 Milan, Italy

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

FORM 20-F  ☒            FORM 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

YES  ☐            NO  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

From 1 January 2018 the TIM Group has been applying IFRS 9 (Financial Instruments) and IFRS 15 (Revenue from Contracts with Customers). To permit comparison of the economic and financial results of the first half of 2018 with the corresponding period of the previous year, this communication presents the “comparable” profit and loss and balance sheet figures, formulated according to the preceding accounting standards (IAS 39, IAS 18, IAS 11 and their Interpretations).

TIM’S BOARD APPROVES H1 2018 FINANCIAL REPORT

OPERATIONAL RESULTS IN LINE WITH THE DIGITIM PLAN CONFIRM TIM’S LEADERSHIP IN A HIGHLY COMPETITIVE, CHALLENGING MARKET

•	Group Revenues: 9.5 billion euros, +1.5% YoY (organic)

•	Group EBITDA: 4 billion euros, YoY stable (on an organic basis and excluding non-recurring charges and “one-offs”)

•	Group EBIT: 1.8 billion euros, -2.3% YoY (on an organic bass and excluding non-recurring charges and “one-offs”)

•	Group Net Income: 618 million euros, +3.7% YoY

•	Group adjusted net financial debt: 25,141 million euros (-167 million euros compared with 31 December 2017)

Rome, 24 July 2018

The Board of Directors of TIM met today chaired by Fulvio Conti, to approve the half-year financial report at 30 June 2018.

On an organic basis, half-year total consolidated revenues have been supported by service revenues (8.8 billion euros, +1.9% YoY), which performed positively in both Italy and Brazil (6.9 billion euros, +0.8% YoY, and 1.9 billion euros, +6.0% YoY, respectively).

In the second quarter of the year, Domestic Business Unit service revenues held, despite the impact of the return to monthly billing, reaching a figure broadly in line with the same period last year (-0.4% on an organic base).

Organic EBITDA net of the non-recurring component and other one-offs totalled 4 billion euros, 2 million euros higher than in the same period of 2017.

The Group’s comparable EBITDA for the half-year, totalling 3.9 billion euros, was impacted by the reduction in the Domestic component (-4.8%) caused by non-recurring items, including the Solidarity agreement only renewed at the end of June 2018, the impact of the return to monthly billing, by the “roam like at home” EU regulation and other regulatory impacts.

The domestic mobile segment continued to perform well in the second quarter of the year, with revenues up 1.6% YoY, supported by revenues from retail services (+0.5% YoY), due to better operating performances which more than offset the competitive and regulatory challenges. Thanks to 271k total net adds on Mobile Broadband, and a 325k increase of LTE customers, TIM closed the period with 13.3 million active Mobile Broadband lines (on a total CB of 31,6 million). These results were achieved thanks to TIM’s best-in-class LTE coverage, which reaches over 98% of the population.

In the domestic fixed segment, TIM’s premium positioning was strengthened by further advances in UBB coverage, now reaching 80% of households and is characterised by simpler and more flexible new offers, better customer acquisition through diverse channels and an increasingly convergent customer offer. Together these led to a 590k net increase in fibre lines in Q2, equally split between Wholesale and Retail. As a result, the domestic fixed sector posted solid growth in Broadband ARPU (+2.4%), now at 26.1 euros per line per month.

The content convergence strategy is building up steadily with new offers and content partnerships, contributing to the 14% QoQ increase of the TIMVISION fixed customer base (+204k).

These solid operating results were accompanied by careful discipline on costs, which brought efficiencies in Opex and major results in Capex (740 million euros in Q2), consistent with the substantial increase in Fibre and UBB Mobile coverage already achieved, and confirming TIM’s technological leadership.

The net cash generation of 396 million euros in Q2 enabled the Group to reduce its debt by a further 167 million euros as at 30 June 2018.

The DigiTIM Plan transformation is ongoing, aimed at improving customer and employee experience, while pursuing efficiency through structural review of the company’s main processes and tools. In the first half-year, the smart capex allocation process, which directs and defines investment programmes based on expected profitability had the biggest impact. The number of customers served through digital channels increased appreciably, and a new, converging best-in-class app in Italy is ready. Several back-office customer care processes were also digitalised, and the productivity of “on-field” technicians was increased. Priorities are now focussed on speeding up decommissioning plans, extending use cases to Big-Data & Analytics and insourcing business.

***

The results of the first half of 2018 will be illustrated to the financial community during a conference call scheduled for 25 July at 2.00 p.m. (CET). Journalists may listen to the presentation by calling: 06 3348 5042 or 06 3348 6868. There will be no opportunity to ask questions.

The presentation slides will be available at www.telecomitalia.com/2Q2018/eng.

TIM Press Office

+39 06 3688 2610

www.telecomitalia.com/media

Twitter: @TIMnewsroom

TIM Investor Relations

+39 06 3688 2807

www.telecomitalia.com/investorrelations

The TIM Group’s financial report on the half year to 30 June 2018 was drafted in accordance with art. 154–ter (Financial Reporting) of Legislative Decree 58/1998 (Consolidated Law on Finance - CLF) and subsequent amendments and supplements and prepared in accordance with the international accounting standards issued by the International Accounting Standards Board and approved by the European Union (defined as “IFRS”), as well as the provisions issued in implementation of art. 9 of Leg. Decree 38/2005.

The half-year financial report includes:

•  the interim Report on operations;

•  the condensed half-year consolidated financial statements;

•  the certification of the Condensed Half-Year Consolidated Financial Statements pursuant to art. 81-ter of Consob Regulation no. 11971 of 14 May 1999 as subsequently amended and supplemented.

The Condensed half-year consolidated Financial Statements as at 30 June 2018 are subject to a limited audit. This is currently underway.

The accounting policies and consolidation principles adopted for the preparation of the condensed half-year consolidated Financial Statements as at 30 June 2018 are consistent with those adopted in the Annual Consolidated Financial Statements of the TIM Group as at 31 December 2017, to which reference can be made, apart from the new accounting standards adopted from 1 January 2018, the effects of which are illustrated in the chapter entitled “Adoption of the new IFRS 9 and IFRS 15”, annexed to this report.

To permit comparison of the economic and financial results of the first half of 2018 with the corresponding period of the previous year, this communication presents the “comparable” profit and loss and balance sheet figures, formulated according to the preceding accounting standards (IAS 39, IAS 18, IAS 11 and their Interpretations).

In addition to the conventional IFRS financial performance indicators, TIM Group uses certain alternative performance indicators in order to give a clearer picture of the general performance and financial position of the company. Specifically, the alternative performance indicators are: EBITDA; EBIT; organic change in revenues, in EBITDA and EBIT; EBITDA margin and EBIT margin; net financial debt carrying amount and adjusted net financial debt. The meaning and content of these indicators are explained in the annexes.

Note that the chapter “Business Outlook for the 2018 fiscal year”, contains forward-looking statements about the Group’s intentions, beliefs and current expectations with regard to its financial results and other aspects of the Group’s operations and strategies. Readers of this Press Release should not place undue reliance on such forward-looking statements, as final results may differ significantly from those contained in these forecasts owing to a number of factors, the majority of which are beyond the Group’s control.

MAIN CHANGES TO THE TIM GROUP CONSOLIDATION PERIMETER

There were no changes to the consolidation perimeter in the first half of 2018 or in the same period of 2017.

TIM GROUP RESULTS FOR THE FIRST HALF OF 2018

The revenues of the first half of 2018 totalled 9,441 million euros.

The comparable revenues, where accounting standards are equal, of the first half of 2018 totalled 9,512 million euros, 2.7% down compared to the first half of 2017 (9,772 million euros): the positive trend in the revenues of the Domestic Business Unit (+24 million euros) was offset by the reduction in the Brazil Business Unit (-286 million euros), which was entirely attributable to the devaluation of the Brazilian real, which exceeded 20% with respect to the first half of 2017. For lack of the negative exchange effect, growth of the Brazil business unit is positive for 100 million euros (+5.3%) and the organic change in Group consolidated revenues records a rise of 1.5% (+144 million euros).

The analysis of the revenues of the first half of 2018, broken down by operating sector, compared to the first half of 2017, using the same accounting standards, is as follows:

	H1 2018		H1 2017		Changes
(million euros)	comparable
		% of total		% of total	absolute	%	% organic
Domestic	7,518	79.0	7,494	76.7	24	0.3	0.6
Core Domestic	7,038	74.0	6,965	71.3	73	1.0	1.0

International Wholesale	609	6.4	646	6.6	(37)	(5.7)	(3.0)

Brazil	2,007	21.1	2,293	23.5	(286)	(12.5)	5.3

Other Activities	—	—	—	—	—

Adjustments and eliminations	(13)	(0.1)	(15)	(0.2)	2

Consolidated Total	9,512	100.0	9,772	100.0	(260)	(2.7)	1.5

EBITDA for the first half of 2018 totalled 3,763 million euros. Comparable EBITDA in the first half of 2018 totalled 3,918 million euros (4,114 million euros in H1 2017), 196 million euros (-4.8%) lower, with a margin of 41.2% (42.1% in H1 2017, -0.9 percentage points).

Organic EBITDA decreased by 63 million euros (-1.6%) compared with H1 2017, accounting for a percentage of revenues down by 1.3 percentage points from 42.5% in H1 2017 to 41.2% in H1 2018.

Organic EBITDA net of the non-recurring component and other one-offs totalled 4,039 million euros, 2 million euros higher than in the same period of 2017.

More specifically, the TIM Group posted non-recurring operating charges of 121 million euros in the first half of 2018 (56 million euros in the first half of 2017, at the same exchange rates, and including some one-offs).

The non-recurring items in the first half of 2018 included primarily provisions made for the 74.3 million euro fine imposed for alleged breach of article 2 of L.D. no. 21 of 15/3/2012 (the “Golden Power” law), in an order of 8 May 2018. The Company has appealed the penalty notice of 8 May 2018 imposing the aforementioned fine to the Lazio Regional Administrative Court (TAR), requesting its precautionary suspension. With a ruling in July 2018, the TAR granted this application and suspended payment of the penalty, setting a date for the appeal to be heard.

In addition, for purely comparative purposes, and to provide better understanding of the business trend in the current period, organic growth in EBITDA and EBIT is also reported, excluding organic items in the current period or in the period this is compared to that by their nature are non-linear or non-repetitive (one-offs) as well as non-recurring items, from the calculation. These items relate solely to the Domestic market, and should not be considered as given in lieu of the economic-financial information that they reclassify, are not audited and are produced for explanatory purposes only.

EBITDA for the first half of 2017 includes 39 million euros relating to the differential impacts following from the revision of the estimates of the presumed settlement of some contractual liabilities towards customers and suppliers, as reported in the 2017 Financial Statements.

The details of comparable EBITDA of the first half of 2018, broken down by operational sector, compared to the first half of 2017, and the percentage margin on revenues are as follows:

	H1 2018		H1 2017		Changes
(million euros)	comparable
		% of total		% of total	absolute	%	% organic
Domestic	3,200	81.7	3,361	81.7	(161)	(4.8)	(4.6)
Margin (%)	42.6		44.8			(2.2) pp	(2.3) pp

Brazil	727	18.6	762	18.5	(35)	(4.6)	14.6
Margin (%)	36.2		33.2			3.0 pp	3.0 pp

Other Activities	(9)	(0.3)	(9)	(0.2)	—

Adjustments and eliminations	—	—	—	—	—

Consolidated Total	3,918	100.0	4,114	100.0	(196)	(4.8)	(1.6)

Margin (%)	41.2		42.1			(0.9) pp	(1.3) pp

Goodwill as defined in IAS 36 is not subject to depreciation, but to a check for reduction in value at least once a year, or more frequently if there are any specific events or circumstances that may suggest a reduction in value.

With specific reference to the value of the goodwill attributed to the Core Domestic CGU, and taking account of changes elements of the scenario, the volatility of the financial markets and of interest rates, the Company’s performance and the progress of the various indicators, the impairment test was repeated as at 30 June 2018, also including sensitivity analyses. This valuation did not evidence to reduce the value of the goodwill attributed to the Core Domestic CGU. See the comments in the condensed consolidated half-year financial statements of the TIM Group as at 30 June 2018, which will be made available on the company website in the coming weeks.

EBIT in the first half of 2018 totalled 1,644 million euros. Comparable EBIT in the first half of 2018 totalled 1,728 million euros (1,871 million euros in H1 2017), 143 million euros (-7.6%) lower than the first half of 2017, with a margin of 18.2% (19.1% in H1 2017, -0.9 percentage points).

Organic EBIT was down 109 million euros (-5.9%), with a margin of 18.2% (19.6% in H1 2017).

EBIT in the first half of 2018 was impacted negatively by net non-recurring charges totalling 121 million euros (56 million euros in the first half of 2017, at the same exchange rates and taking account of the one-offs mentioned for EBITDA). Excluding these charges, the organic change in EBIT would have been a decrease of 44 million euros (-2.3%), with a margin of 19.4%.

The profits for the first half of 2018 attributable to the Shareholders of the Controlling Company totalled 554 million euros – the comparable figure stood at 618 million euros (596 million euros in H1 2017).

The TIM Group headcount at 30 June 2018 was 59,343, including 49,493 in Italy (59,429 at 31 December 2017, including 49,689 in Italy).

Capital expenditure, totalling 1,597 million euros, may be broken down by operating sector as follows:

(million euros)	H1 2018		H1 2018 comparable		H1 2017		Changes
		% of total	(a)	% of total	(b)	% of total	(a-b)
Domestic	1,212	75.9	1,273	76.0	1,626	79.1	(353)

Brazil	385	24.1	402	24.0	430	20.9	(28)

Adjustments and eliminations	—	—	—	—	—	—	—

Consolidated Total	1,597	100.0	1,675	100.0	2,056	100.0	(381)

Margin (%)	16.9		17.6		21.0		(3.4	) pp

Applying the same accounting standards, capital expenditure in the first half of 2018 totalled 1,675 million euros, 381 million euros less than in the first half of 2017.

Specifically:

•	the Domestic Business Unit posted investments totalling 1,273 million euros, 353 million euros less than in the first half of 2017, confirming the efficiency initiatives undertaken in previous years with individual suppliers, implemented with a selective approach, to ensure broad levels of Ultrabroadband coverage and a focus on service quality;

•	the Brazil Business Unit posted investments totalling 402 million euros in the first half of 2018, 28 million euros less than in the same period in 2017. Excluding the impact of the changes in exchange rates (-73 million euros), investments grew by 45 million euros, and were directed primarily at strengthening the mobile ultrabroadband network infrastructure and developing TIM Live’s fixed broadband business.

Cash flow from the Group’s operations was positive for 886 million euros (958 million euros in the first half of 2017). The cash generated was absorbed primarily by 222 million euros paid in dividends and by financial operations (around 700 million euros in H1 2018 and around 800 million euros in H1 2017).

Adjusted Net Financial Debt was 25,141 million euros at 30 June 2018, 167 million euros less than at 31 December 2017 (25,308 million euros).

The net carrying amount of debt at 30 June 2018 was 26,041 million euros, 50 million euros less than at 31 December 2017 (26,091 million euros).

In Q2 2018, adjusted net financial debt was 396 million euros less than at 31 March 2018 (25,537 million euros) due to the positive cash flow which offset the 222-million-euro dividend payment.

The liquidity margin was 8,137 million euros, and was calculated taking account of:

•	“Cash and Cash Equivalents” and “Securities other than investments” for a total of 3,137 million euros (4,568 million euros at 31 December 2017);

•	the total of the new Revolving Credit Facility stipulated in January 2018, totalling 5,000 million euros.

This margin means that the financial liabilities of the Group falling due can be covered for the next 24-36 months.

BUSINESS UNIT RESULTS

DOMESTIC

The revenues of the first half of 2018 totalled 7.454 million euros. Applying the same accounting standards, the comparable revenues of the first half of 2018 totalled 7,518 million euros, an increase of 24 million euros over the first half of 2017 (+0.3%). Service revenues totalled 6,879 million euros, and these too were higher than in the first half of 2017 (+0.8% on an organic base), benefiting from the constant development of both the Mobile and Fixed Broadband customer bases, and the sustained Human Mobile ARPU and Fixed ARPU levels consequent on the increase in penetration of ultrabroadband connectivity services (Fibre and LTE) and digital and ICT services.

In detail:

•	the revenues of Fixed market services totalled 4,904 million euros, (-0.6% on the first half of 2017). The contraction in revenues from traditional voice services (-142 million euros) consequent on the decrease in traditional accesses and the reduction of regulated prices for some wholesale services (-37 million euros) is offset by the increase in Retail ARPU, revenues from ICT solutions (+39 million euros, +12.4%) and by the development of revenues from innovative data connectivity services (+133 million euros, +12.9%) led by the growth in Ultrabroadband customer numbers (+1.2 million compared to the first half of 2017) which reached 2.7 million (4.3 million if wholesale lines are included);

•	mobile market service revenues totalled 2,265 million euros, with an increase of 38 million euros compared to the first half of 2017 (+1.7%). This trend is supported by positive performance on the retail market with respect to the regulatory and competitive scenario challenges.

Revenues from product sales, including changes to work in progress, totalled 639 million euros in the first half of 2018 (+13 million euros on the same period of the previous year).

•	Core Domestic Revenues

Core Domestic revenues totalled 7,038 million euros an increase of 1% (6,965 million euros in H1 2017).

The performance of the individual market segments as compared with H1 2017 is as follows:

•	Consumer: revenues for the first half of 2018 came to 3,753 million euros and were basically stable with respect to the first half of last year (-14.3 million euros; -0.4%), despite showing signs of slowing, which were more marked in the second quarter of 2018 than the growth trend seen in 2017.

The same dynamic observed on comprehensive revenues is also present on revenues from services, which came to 3,373 million euros, down 0.2% on the first half of 2017 (-8 million euros).

Specifically:

•	Mobile revenues totalled 1,891 million euros (+2.4% on H1 of the previous year); service revenues increased by 14 million euros (+0.9% on H1 2017) with a slight slowing in the second quarter as compared with that observed the previous year;

•	Fixed revenues came to 1,843 million euros, down on the first half of the previous year (-3.1% on total revenues of Fixed; -1.3% on revenues from services), with a trend that is mainly due to access dynamics and partially offset by an increase in ARPU levels.

•	Business: revenues segment totalled 2,333 million euros, an increase of 53 million euros compared to the first half of 2017 (+2.3%, +3.1% on revenues from services). Specifically:

•	Mobile revenues performed better than in the first half of 2017 (+7.3%), thanks to a steady improvement in the services component (+5.8%) and, specifically, to the growth in new digital services (+11.7% compared to H1 2017);

•	Fixed revenues grew by 13 million euros (+0.7% compared to H1 2017), thanks to the service component (+2.1%), for which the contraction in prices and revenues from traditional services (due to their technological replacement by VoIP solutions and systems) was more than offset by the constant increase in revenues from ICT services (+12.1%).

•	Wholesale: posted revenues of 860 million euros in the first half of 2018, up by 26 million euros from the first half of 2017 (+3.2%). The reduction in regulated prices, -37 million euros, was offset primarily by growth in accesses, led by the UBB compartment.

•	International Wholesale – Telecom Italia Sparkle Group Revenues

Telecom Italia Sparkle - International Wholesale revenues in the first half of 2018 totalled 609 million euros, 37 million euros (-5.7%) less than in the first half of 2017. This result was primarily due to the expiry of long term contracts for the Mediterranean Basin and the fall in the value of the dollar against the euro, which had a significant effect on IP/Data and Voice Services revenues.

The EBITDA of the Domestic Business Unit was 3,068 million euros in the first half of 2018.

The comparable EBITDA in the first half of 2018 totalled 3,200 million euros, 161 million euro less than in the first half of 2017 (-4.8%), with a margin of 42.6%, (-2.2 percentage points compared to the same period of the previous year).

Organic EBITDA decreased by 156 million euros (-4.6%) compared with the first half of 2017, with a 2.3% reduction in margin, from 44.9% in the first half of 2017 to 42.6% in the first half of 2018.

Organic EBITDA, net of the non-recurring component, totalled 3,321 million euros, 3.8% less than in the same period of 2017.

The Domestic Business Unit posted non-recurring operating charges totalling 121 million euros in the first half of 2018 (56 million euros in H1 2017, at the same exchange rates and including some one-offs), primarily due to the previously mentioned provision for the 74.3 million euros fine imposed for the alleged breach of article 2 of legislative decree 21 of 15/3/2012 (the “Golden Power” law).

EBIT for the Domestic Business Unit in the first half of 2018 was 1,402 million euros. The comparable EBIT for the first half of 2018 was 1,484 million euros (1,685 million euros in H1 2017), a fall of 201 million euros (-11.9%), with a margin of 19.7% (22.5% in H1 2017).

Organic EBIT was down 199 million euros (-11.8%), with a margin of 19.7% (22.5% in H1 2017).

Organic EBIT, net of the non-recurring component, totalled 1,605 million euros, 9.7% less than in the same period of 2017.

EBIT in the first half of 2018 was impacted negatively by net non-recurring charges totalling 121 million euros (56 million euros in the first half of 2017, at the same exchange rates and taking account of the one-offs mentioned for EBITDA). Excluding these charges, the organic change in EBIT would have been a decrease of 134 million euros (-7.7%), with a margin of 21.3%.

The headcount, of 49,658 employees, fell by 193 employees compared to 31 December 2017.

BRAZIL (average real/euro exchange rate 4.14011)

The revenues of the TIM Brasil group totalled 8,282 million reais in the first half of 2018. Comparable revenues in the first half of 2018 totalled 8,310 million reais, an increase of 416 million reais (+5.3%) compared to the same period of the previous year. Service revenues, using the same accounting standards, totalled 7,947 million reais, with an increase of 453 million reais compared to the 7,494 million reais of the first half of 2017 (+6.0%).

Revenues from product sales, using the same accounting standards, totalled 363 million reais, (400 million reais in H1 2017; -9.3%). The fall reflects the change in commercial policy, more focussed on value than on increasing the volumes sold, and aimed at developing the acquisition of new handsets that can use broadband services on the 3G/4G networks by TIM’s customers, and supporting the new offers to retain the highest value post-paid customers.

Mobile ARPU in the first half of 2018, using the same accounting standards, was 21.8 reais, +13.5% higher than the value recorded in the first half of 2017 (19.2 reais).

The total number of lines at 30 June 2018 was 56.6 million, 2.0 million fewer than at 31 December 2017 (58.6 million). This fall is entirely attributable to the prepaid segment (-3.3 million), and is only partially offset by the growth in the post-paid segment (+1.3 million), also as an effect of the ongoing consolidation in the second SIM card market. Post-paid customers represented 33.7% of the customer base at 30 June 2018, 3.3 percentage points higher than at December 2017 (30.4%).

EBITDA for the first half of 2018 was 2,915 million reais.

Comparable EBITDA for the first half of 2018 totalled 3,008 million reais, 384 million reais higher than in the same period of the previous year (+14.6%). The growth in EBITDA may be attributed to both the positive trend in revenues and the benefits deriving from the efficiency projects on the operating costs structure.

The EBITDA margin was 36.2%, using the same accounting standards, 3.0 percentage points higher than in the first half of 2017.

EBIT for the first half of 2018 totalled 1,042 million reais.

Comparable EBIT for the first half of 2018 totalled 1,050 million reais, 381 million reais (+57.0%) higher than in the same period of the previous year (669 million reais). This result benefited primarily from the higher EBITDA (+384 million reais) and a minor increase in depreciation and amortisation (3 million reais).

The headcount stood at 9,611 employees (9,508 as of 31 December 2017).

***

EVENTS SUBSEQUENT TO 30 June 2018

There have been no major events since 30 June 2018.

***

OUTLOOK FOR THE 2018 FINANCIAL YEAR

The Board of Directors has examined the financial implications that could derive from the Company’s participation to the 5G auction and has started an evaluation process of the strategic option related to its subsidiaries, confirming that the Persidera sale should continue.

***

CORPORATE GOVERNANCE ISSUES

With the consent of the Nomination and Remuneration Committee, the Board of Directors also proceeded to make some changes to the Procedure for performing transactions with related parties, approved on 25 June last. Specifically, qualification as related parties was extended to participants in shareholder agreements that regulate candidacies for appointment as Directors of the Company, where a majority of the Directors were appointed from the list such shareholders have submitted. This provision, present in the preceding version of the document, was reinserted to guarantee greater transparency.

It also took the opportunity to clarify the mechanism of escalation to the Shareholders’ Meeting, in order to possibly supersede a negative opinion expressed by the Related Parties Committee of a transaction of greater importance, and to discipline (in the Committee Regulations) the presence of Committee members who are Directors appointed from the minority slate.

The updated versions of the Procedure and the Regulations are being published on the Company website.

Continuing the definition of the Board’s internal governance, it also decided to appoint Director Dante Roscini as Lead Independent Director, to support the (independent) Chairman in coordinating board activities, with the power and responsibilities set out in the Borsa Italiana Code.

***

The Executive responsible for preparing the corporate accounting documents, Piergiorgio Peluso, hereby declares, pursuant to subsection 2, Art.154 bis of Italy’s Consolidated Law on Finance, that the accounting information contained herein corresponds to the company’s documentation, accounting books and records.

ATTACHMENTS TO THE PRESS RELEASE

ALTERNATIVE PERFORMANCE MEASURES	12
TIM GROUP - SEPARATE CONSOLIDATED INCOME STATEMENTS	14
TIM GROUP - CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME	15
TIM GROUP - CONSOLIDATED STATEMENTS OF FINANCIAL POSITION	16
TIM GROUP - CONSOLIDATED STATEMENTS OF CASH FLOWS	18
TIM GROUP - NET FINANCIAL DEBT	20
TIM GROUP - OPERATING FREE CASH FLOW	21
TIM GROUP - INFORMATION BY OPERATING SEGMENTS	22
DOMESTIC	22
BRAZIL	23
TIM GROUP - RECONCILIATION BETWEEN REPORTED DATA AND ORGANIC DATA	24
DOMESTIC - RECONCILIATION BETWEEN REPORTED DATA AND ORGANIC DATA	25
TIM GROUP - DEBT STRUCTURE, BOND ISSUES AND EXPIRING BONDS	26
TIM GROUP - EFFECTS OF NON-RECURRING EVENTS AND TRANSACTIONS ON EACH ITEM OF THE SEPARATE CONSOLIDATED INCOME STATEMENTS	28
TIM GROUP - ADOPTION OF THE NEW IFRS 9 AND IFRS 15 STANDARDS	29

ALTERNATIVE PERFORMANCE MEASURES

In this press release, in addition to the conventional financial performance measures established by IFRS, certain alternative performance measures are presented for purposes of a better understanding of the trend of operations and the financial condition related to the TIM Group. Such measures, which are presented in the periodical financial reports (annual and interim), should, however, not be considered as a substitute for those required by IFRS.

The alternative performance measures used are described below:

•	EBITDA: this financial measure is used by TIM as a financial target in internal presentations (business plans) and in external presentations (to analysts and investors). It represents a useful unit of measurement for the evaluation of the operating performance of the Group (as a whole and at the Business Unit level) in addition to EBIT.

These measures are calculated as follows:

Profit (loss) before tax from continuing operations
+	Finance expenses
—	Finance income
+/-	Other expenses (income) from investments
+/-	Share of losses (profits) of associates and joint ventures accounted for using the equity method
EBIT - Operating profit (loss)
+/-	Impairment losses (reversals) on non-current assets
+/-	Losses (gains) on disposals of non-current assets
+	Depreciation and amortization
EBITDA - Operating profit (loss) before depreciation and amortization, capital gains (losses) and impairment reversals (losses) on non-current assets

•	Organic change in Revenues, EBITDA and EBIT: these measures express changes (amount and/or percentage) in Revenues, EBITDA and EBIT, excluding, where applicable, the effects of the change in the scope of consolidation and exchange differences.

TIM believes that the presentation of the organic change in Revenues, EBITDA and EBIT allows for a more complete and effective understanding of the operating performance of the Group (as a whole and at the Business Unit level); this method of presenting information is also used in presentations to analysts and investors. In this press release, is also provided the reconciliation between the “accounting or reported” data and the “organic” ones.

•	EBITDA margin and EBIT margin: TIM believes that these margins represent some useful indicator of the ability of the Group (as a whole and at Business Unit level) to generate profits from its revenues. In fact, EBITDA margin and EBIT margin measure the operating performance of an entity by analyzing the percentage of revenues that are converted into EBITDA and EBIT respectively. Such indicators are used by TIM in internal presentations (business plans) and in external presentations (to analysts and investors) in order to illustrate the results from operations also through the comparison of the operating results of the reporting period with those of the previous periods.

•	Net Financial Debt: TIM believes that the Net Financial Debt represents an accurate indicator of its ability to meet its financial obligations. It is represented by Gross Financial Debt less Cash and Cash Equivalents and other Financial Assets.

In this press release is included a table showing the amounts taken from the statement of financial position and used to calculate the Net Financial Debt of the Group.

In order to better represent the actual change in Net Financial Debt, in addition to the usual measure (named “Net financial debt carrying amount”) is also shown the “Adjusted net financial debt”, which excludes effects that are purely accounting in nature resulting from the fair value measurement of derivatives and related financial liabilities/assets.

Net financial debt is calculated as follows:

+	Non-current financial liabilities
+	Current financial liabilities
+	Financial liabilities directly associated with Discontinued operations/Non-current assets held for sale
A)	Gross Financial Debt
+	Non-current financial assets
+	Current financial assets
+	Financial assets included in Discontinued operations/Non-current assets held for sale
B)	Financial Assets
C=(A - B)	Net Financial Debt carrying amount
D)	Reversal of fair value measurement of derivatives and related financial liabilities/assets
E=(C + D)	Adjusted Net Financial Debt

The reclassified Separate Consolidated Income Statements, Consolidated Statements of Comprehensive Income, Consolidated Statements of Financial Position and the Consolidated Statements of Cash Flows as well as the Consolidated Net Financial Debt of the TIM Group, herewith presented, are the same as those included in the Interim Management Report of the Half-year Financial Report at June 30, 2018 and are unaudited.

Such statements, as well as the Consolidated Net Financial Debt, are however consistent with those included in the TIM Group Half-year Condensed Consolidated Financial Statements at June 30, 2018.

The accounting policies and consolidation principles adopted in the preparation of the Half-year Condensed Consolidated Financial Statements at June 30, 2018, have been applied on a basis consistent with those adopted in the Annual Consolidated Financial Statements at December 31, 2017, to which reference can be made, except for the new accounting principles applied starting from January 1, 2018 whose effects are shown in the following chapter “TIM Group - Adoption of the new IFRS 9 and IFRS 15 standards”.

To enable the year-on-year comparison of the economic and financial performance for the first half of 2018, this press release shows “comparable” income statement figures and “comparable” statement of financial position figures, prepared in accordance with the previous accounting standards applied (IAS 39, IAS 18, IAS 11, and relative Interpretations).

Furthermore, please note that the limited review work by our independent auditors on the TIM Group Half-year Condensed Consolidated Financial Statements at June 30, 2018 has not yet been completed.

TIM GROUP - SEPARATE CONSOLIDATED INCOME STATEMENTS

(millions of euros)	1st Half	1st Half	1st Half	Change
	2018	2018	2017	(a-b)
		comparable
		(a)	(b)	amount	%
Revenues	9,441	9,512	9,772	(260)	(2.7)

Other income	144	144	217	(73)	(33.6)

Total operating revenues and other income	9,585	9,656	9,989	(333)	(3.3)

Acquisition of goods and services	(3,980)	(3,922)	(4,136)	214	5.2

Employee benefits expenses	(1,526)	(1,509)	(1,530)	21	1.4

Other operating expenses	(661)	(652)	(576)	(76)	(13.2)

Change in inventories	35	35	50	(15)	(30.0)

Internally generated assets	310	310	317	(7)	(2.2)

Operating profit (loss) before depreciation and amortization, capital gains (losses) and impairment reversals (losses) on non-current assets (EBITDA)	3,763	3,918	4,114	(196)	(4.8)

Depreciation and amortization	(2,122)	(2,193)	(2,249)	56	2.5

Gains (losses) on disposals of non-current assets	3	3	6	(3)	(50.0)

Impairment reversals (losses) on non-current assets	—	—	—	—	—

Operating profit (loss) (EBIT)	1,644	1,728	1,871	(143)	(7.6)

Share of profits (losses) of associates and joint ventures accounted for using the equity method	(2)	(2)	(1)	(1)	—

Other income (expenses) from investments	10	10	(19)	29	—

Finance income	551	545	1,110	(565)	(50.9)

Finance expenses	(1,269)	(1,260)	(1,850)	590	31.9

Profit (loss) before tax from continuing operations	934	1,021	1,111	(90)	(8.1)

Income tax expense	(305)	(328)	(457)	129	28.2

Profit (loss) from continuing operations	629	693	654	39	6.0

Profit (loss) from Discontinued operations/Non-current assets held for sale	—	—	—	—	—

Profit (loss) for the period	629	693	654	39	6.0

Attributable to:				—

Owners of the Parent	554	618	596	22	3.7

Non-controlling interests	75	75	58	17	29.3

TIM GROUP - CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

In accordance with IAS 1 (Presentation of Financial Statements) here below are presented the Consolidated Statements of Comprehensive Income, including the Profit (loss) for the period, as shown in the Separate Consolidated Income Statements, and all non-owner changes in equity.

(millions of euros)			1st Half 2018	1st Half 2017
Profit (loss) for the period	(a	)	629	654

Other components of the Consolidated Statement of Comprehensive Income
Other components that will not be reclassified subsequently to Separate Consolidated Income Statement
Financial assets measured at fair value through other comprehensive income:
Profit (loss) from fair value adjustments			(3)	—

Income tax effect			—	—

	(b	)	(3)	—

Remeasurements of employee defined benefit plans (IAS19):
Actuarial gains (losses)			7	33

Income tax effect			(3)	(8)

	(c	)	4	25

Share of other comprehensive income (loss) of associates and joint ventures accounted for using the equity method:
Profit (loss)			—	—

Income tax effect			—	—

	(d	)	—	—

Total other components that will not be reclassified subsequently to Separate Consolidated Income Statement	(e=b+c+d	)	1	25

Other components that will be reclassified subsequently to Separate Consolidated Income Statement
Financial assets measured at fair value through other comprehensive income (*):
Profit (loss) from fair value adjustments			4	34

Loss (profit) transferred to Separate Consolidated Income Statement			14	(37)

Income tax effect			(8)	2

	(f	)	10	(1)

Hedging instruments:
Profit (loss) from fair value adjustments			(65)	(331)

Loss (profit) transferred to Separate Consolidated Income Statement			(77)	497

Income tax effect			33	(43)

	(g	)	(109)	123

Exchange differences on translating foreign operations:
Profit (loss) on translating foreign operations			(610)	(551)

Loss (profit) on translating foreign operations transferred to Separate Consolidated Income Statement			—	19

Income tax effect			—	—

	(h	)	(610)	(532)

Share of other comprehensive income (loss) of associates and joint ventures accounted for using the equity method:
Profit (loss)			—	—

Loss (profit) transferred to Separate Consolidated Income Statement			—	—

Income tax effect			—	—

	(i	)	—	—

Total other components that will be reclassified subsequently to Separate Consolidated Income Statement	(k=f+g+h+i	)	(709)	(410)

Total other components of the Consolidated Statement of Comprehensive Income	(m=e+k	)	(708)	(385)

Total comprehensive income (loss) for the period	(a+m	)	(79)	269

Attributable to:
Owners of the Parent			31	367

Non-controlling interests			(110)	(98)

(*)	For the first half of 2017 including “Available-for-Sale financial assets”.

TIM GROUP - CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

(millions of euros)			6/30/2018	12/31/2017	Change
			(a)	(b)	(a-b)
Assets
Non-current assets
Intangible assets
Goodwill			29,347	29,462	(115)

Intangible assets with a finite useful life			6,443	7,192	(749)

			35,790	36,654	(864)

Tangible assets
Property, plant and equipment owned			13,823	14,216	(393)

Assets held under finance leases			2,108	2,331	(223)

			15,931	16,547	(616)

Other non-current assets
Investments in associates and joint ventures accounted for using the equity method			15	17	(2)

Other investments			50	51	(1)

Non-current financial assets			1,405	1,768	(363)

Miscellaneous receivables and other non-current assets			2,179	2,422	(243)

Deferred tax assets			751	993	(242)

			4,400	5,251	(851)

Total Non-current assets	(a	)	56,121	58,452	(2,331)

Current assets
Inventories			321	290	31

Trade and miscellaneous receivables and other current assets			5,060	4,959	101

Current income tax receivables			56	77	(21)

Current financial assets
Securities other than investments, financial receivables and other current financial assets			1,425	1,430	(5)

Cash and cash equivalents			2,102	3,575	(1,473)

			3,527	5,005	(1,478)

Current assets sub-total			8,964	10,331	(1,367)

Discontinued operations /Non-current assets held for sale			—	—	—

Total Current assets	(b	)	8,964	10,331	(1,367)

Total Assets	(a+b	)	65,085	68,783	(3,698)

(millions of euros)			6/30/2018	12/31/2017	Change
			(a)	(b)	(a-b)
Equity and Liabilities
Equity
Equity attributable to owners of the Parent			21,340	21,557	(217)

Non-controlling interests			2,056	2,226	(170)

Total Equity	(c	)	23,396	23,783	(387)

Non-current liabilities
Non-current financial liabilities			24,888	28,108	(3,220)

Employee benefits			1,731	1,736	(5)

Deferred tax liabilities			241	265	(24)

Provisions			830	825	5

Miscellaneous payables and other non-current liabilities			1,334	1,678	(344)

Total Non-current liabilities	(d	)	29,024	32,612	(3,588)

Current liabilities
Current financial liabilities			6,085	4,756	1,329

Trade and miscellaneous payables and other current liabilities			6,513	7,520	(1,007)

Current income tax payables			67	112	(45)

Current liabilities sub-total			12,665	12,388	277

Liabilities directly associated with Discontinued operations/Non-current assets held for sale			—	—	—

Total Current Liabilities	(e	)	12,665	12,388	277

Total Liabilities	(f=d+e	)	41,689	45,000	(3,311)

Total Equity and liabilities	(c+f	)	65,085	68,783	(3,698)

TIM GROUP - CONSOLIDATED STATEMENTS OF CASH FLOWS

(millions of euros)			1st Half 2018	1st Half 2017
Cash flows from operating activities:
Profit (loss) from continuing operations			629	654

Adjustments for:
Depreciation and amortization			2,122	2,249

Impairment losses (reversals) on non-current assets (including investments)			2	10

Net change in deferred tax assets and liabilities			277	336

Losses (gains) realized on disposals of non-current assets (including investments)			(3)	(6)

Share of losses (profits) of associates and joint ventures accounted for using the equity method			2	1

Change in provisions for employee benefits			(23)	(7)

Change in inventories			(31)	(44)

Change in trade receivables and net amounts due from customers on construction contracts			(74)	(52)

Change in trade payables			(368)	44

Net change in current income tax receivables/payables			(25)	72

Net change in miscellaneous receivables/payables and other assets/liabilities			70	(119)

Cash flows from (used in) operating activities	(a	)	2,578	3,138

Cash flows from investing activities:
Purchase of intangible assets			(436)	(673)

Purchase of tangible assets			(1,205)	(1,413)

Total purchase of intangible and tangible assets on an accrual basis			(1,641)	(2,086)

Change in amounts due for purchases of intangible and tangible assets			(614)	(707)

Total purchase of intangible and tangible assets on a cash basis			(2,255)	(2,793)

Capital grants received			2	—

Acquisition of control of companies or other businesses, net of cash acquired			—	—

Acquisitions/disposals of other investments			(3)	(1)

Change in financial receivables and other financial assets (excluding hedging and non-hedging derivatives under financial assets)			34	695

Proceeds from sale that result in a loss of control of subsidiaries or other businesses, net of cash disposed of			—	—

Proceeds from sale/repayments of intangible, tangible and other non-current assets			12	9

Cash flows from (used in) investing activities	(b	)	(2,210)	(2,090)

Cash flows from financing activities:
Change in current financial liabilities and other			(209)	(663)

Proceeds from non-current financial liabilities (including current portion)			1,324	1,256

Repayments of non-current financial liabilities (including current portion)			(2,491)	(1,200)

Changes in hedging and non-hedging derivatives			121	—

Share capital proceeds/reimbursements (including subsidiaries)			11	6

Dividends paid			(222)	(218)

Changes in ownership interests in consolidated subsidiaries			2	—

Cash flows from (used in) financing activities	(c	)	(1,464)	(819)

Cash flows from (used in) Discontinued operations/Non-current assets held for sale	(d	)	—	—

Aggregate cash flows	(e=a+b+c+d	)	(1,096)	229

Net cash and cash equivalents at beginning of the period	(f	)	3,246	3,952

Net foreign exchange differences on net cash and cash equivalents	(g	)	(51)	(95)

Net cash and cash equivalents at end of the period	(h=e+f+g	)	2,099	4,086

Additional Cash Flow information

(millions of euros)	1st Half 2018	1st Half 2017
Income taxes (paid) received	(37)	(27)

Interest expense paid	(1,300)	(1,198)

Interest income received	633	432

Dividends received	1	—

Analysis of Net Cash and Cash Equivalents

(millions of euros)	1st Half 2018	1st Half 2017
Net cash and cash equivalents at beginning of the period
Cash and cash equivalents - from continuing operations	3,575	3,964

Bank overdrafts repayable on demand - from continuing operations	(329)	(12)

Cash and cash equivalents - from Discontinued operations/Non-current assets held for sale	—	—

Bank overdrafts repayable on demand - from Discontinued operations/Non-current assets held for sale	—	—

	3,246	3,952

Net cash and cash equivalents at end of the period
Cash and cash equivalents - from continuing operations	2,102	4,086

Bank overdrafts repayable on demand - from continuing operations	(3)	—

Cash and cash equivalents - from Discontinued operations/Non-current assets held for sale	—	—

Bank overdrafts repayable on demand - from Discontinued operations/Non-current assets held for sale	—	—

	2,099	4,086

TIM GROUP - NET FINANCIAL DEBT

(millions of euros)	6/30/2018 (a)	12/31/2017 (b)	Change (a-b)
Non-current financial liabilities
Bonds	18,457	19,981	(1,524)

Amounts due to banks, other financial payables and liabilities	4,430	5,878	(1,448)

Finance lease liabilities	2,001	2,249	(248)

	24,888	28,108	(3,220)

Current financial liabilities (*)
Bonds	3,344	2,221	1,123

Amounts due to banks, other financial payables and liabilities	2,558	2,354	204

Finance lease liabilities	183	181	2

	6,085	4,756	1,329

Financial liabilities directly associated with Discontinued operations/Non-current assets held for sale	—	—	—

Total Gross financial debt	30,973	32,864	(1,891)

Non-current financial assets
Securities other than investments	—	—	—

Financial receivables and other non-current financial assets	(1,405)	(1,768)	363

	(1,405)	(1,768)	363

Current financial assets
Securities other than investments	(1,035)	(993)	(42)

Financial receivables and other current financial assets	(390)	(437)	47

Cash and cash equivalents	(2,102)	(3,575)	1,473

	(3,527)	(5,005)	1,478

Financial assets relating to Discontinued operations/Non-current assets held for sale	—	—	—

Total financial assets	(4,932)	(6,773)	1,841

Net financial debt carrying amount	26,041	26,091	(50)

Reversal of fair value measurement of derivatives and related financial liabilities/assets	(900)	(783)	(117)

Adjusted Net Financial Debt	25,141	25,308	(167)

Breakdown as follows:
Total adjusted gross financial debt	29,395	31,149	(1,754)

Total adjusted financial assets	(4,254)	(5,841)	1,587

(*) of which current portion of medium/long-term debt:
Bonds	3,344	2,221	1,123

Amounts due to banks, other financial payables and liabilities	1,852	1,371	481

Finance lease liabilities	183	181	2

TIM GROUP - OPERATING FREE CASH FLOW

(millions of euros)	1st Half 2018	1st Half 2017	Change
EBITDA	3,763	4,114	(351)

Capital expenditures on an accrual basis	(1,597)	(2,056)	459

Change in net operating working capital:	(1,325)	(1,130)	(195)

Change in inventories	(31)	(44)	13

Change in trade receivables, net amounts due from customers under construction contracts	(74)	(52)	(22)

Change in trade payables (*)	(1,027)	(692)	(335)

Other changes in operating receivables/payables	(193)	(342)	149

Change in provisions for employee benefits	(23)	(7)	(16)

Change in operating provisions and Other changes	68	37	31

Net operating free cash flow	886	958	(72)

% of Revenues	9.4	9.8	(0.4	) pp

(*)	Includes the change in trade payables for amounts due to fixed assets suppliers.

TIM GROUP - INFORMATION BY OPERATING SEGMENTS

DOMESTIC

	1st Half 2018	1st Half 2018 comparable (a)	1st Half 2017 (b)	Change (a-b)
(millions of euros)				amount	%		% organic
Revenues	7,454	7,518	7,494	24	0.3		0.6

EBITDA	3,068	3,200	3,361	(161)	(4.8)		(4.6)

EBITDA margin	41.2	42.6	44.8		(2.2	) pp	(2.3	) pp

EBIT	1,402	1,484	1,685	(201)	(11.9)		(11.8)

EBIT margin	18.8	19.7	22.5		(2.8	) pp	(2.8	) pp

Headcount at period-end (number)	49.658		(1)49,851	(193)	(0.4)

•	Headcount at December 31, 2017.

Core Domestic

	1st Half 2018 comparable	1st Half 2017	Change
(millions of euros)			amount	%
Revenues	7,038	6,965	73	1,0

Consumer	3,753	3,767	(14)	(0.4)

Business	2,333	2,280	53	2.3

Wholesale	860	834	26	3.2

Other	92	84	8	9.5

EBITDA	3,163	3,278	(115)	(3.5)

EBITDA margin	44.9	47.1		(2.2	) pp

EBIT	1,501	1,657	(156)	(9.4)

EBIT margin	21.3	23.8		(2.5	) pp

Headcount at period-end (number)	48,902	(1)49,095	(193)	(0.4)

•	Headcount at December 31, 2017.

International Wholesale – Telecom Italia Sparkle group

	1st Half 2018 comparable	1st Half 2017	Change
(millions of euros)			amount	%		% Organic
Revenues	609	646	(37)	(5.7)		(3.0)

of which third parties	516	549	(33)	(6.0)		(2.8)

EBITDA	53	89	(36)	(40.4)		(36.9)

EBITDA margin	8.7	13.8		(5.1	) pp	(4.7	) pp

EBIT	(4)	29	(33)

EBIT margin	(0.7)	4.5		(5.2	) pp	(5.0	) pp

Headcount at period-end (number)	756	(1)756	—	—

•	Headcount at December 31, 2017.

***

BRAZIL

	(millions of euros)			(millions of Brazilian reais)
	1st Half 2018	1st Half 2018 comparable	1st Half 2017	1st Half 2018	1st Half 2018 comparable	1st Half 2017	Change
		(a)	(b)		(c)	(d)	amount (c-d)	% (c-d)/d
Revenues	2,001	2,007	2,293	8,282	8,310	7,894	416	5.3

EBITDA	704	727	762	2,915	3,008	2,624	384	14.6

EBITDA margin	35.2	36.2	33.2	35.2	36.2	33.2		3.0pp

EBIT	252	254	194	1,042	1,050	669	381	57.0

EBIT margin	12.6	12.6	8.5	12.6	12.6	8.5		4.1pp

Headcount at period-end (number)				9,611		(1) 9,508	103	1,1

•	Headcount at December 31, 2017.

TIM GROUP - RECONCILIATION BETWEEN REPORTED DATA AND ORGANIC DATA

REVENUES – reconciliation of organic data

	1st Half	1st Half	Change
(millions of euros)	2018	2017	amount	%
REPORTED REVENUES	9,441	9,772	(331)	(3.4)

Adoption new accounting principles effect	71

Comparable revenues on the same accounting basis	9,512	9,772	(260)	(2.7)

Foreign currency financial statements translation effect		(404)	404

Changes in the scope of consolidation		—	—

ORGANIC REVENUES	9,512	9,368	144	1.5

EBITDA – reconciliation of organic data

	1st Half	1st Half	Change
(millions of euros)	2018	2017	amount	%
REPORTED EBITDA	3,763	4,114	(351)	(8.5)

Adoption new accounting principles effect	155

Comparable EBITDA on the same accounting basis	3,918	4,114	(196)	(4.8)

Foreign currency financial statements translation effect		(133)	133

Changes in the scope of consolidation		—	—

ORGANIC EBITDA	3,918	3,981	(63)	(1.6)

of which non-recurring Income/(Expenses)	(121)	(95)	(26)

of which Others “one-off”		39	(39)

Foreign currency translation effect on Non-recurring Income/(Expenses)		—	—

ORGANIC EBITDA, excluding Non-recurring items and Others “one-off”	4,039	4,037	2	—

EBIT – reconciliation of organic data

	1st Half	1st Half	Change
(millions of euros)	2018	2017	amount	%
REPORTED EBIT	1,644	1,871	(227)	(12.1)

Adoption new accounting principles effect	84

Comparable EBIT on the same accounting basis	1,728	1,871	(143)	(7.6)

Foreign currency financial statements translation effect		(34)	34

Changes in the scope of consolidation		—	—

ORGANIC EBIT	1,728	1,837	(109)	(5.9)

of which non-recurring Income/(Expenses)	(121)	(96)	(25)

of which Others “one-off”		39	(39)

Foreign currency translation effect on Non-recurring Income/(Expenses)		1	(1)

ORGANIC EBIT, excluding Non-recurring items and Others “one-off”	1,849	1,893	(44)	(2.3)

DOMESTIC - RECONCILIATION BETWEEN REPORTED DATA AND ORGANIC DATA

EBITDA – reconciliation of organic data

	1st Half	1st Half	Change
(millions of euros)	2018	2017	amount	%
REPORTED EBITDA	3,068	3,361	(293)	(8.7)

Adoption new accounting principles effect	132

Comparable EBITDA on the same accounting basis	3,200	3,361	(161)	(4.8)

Foreign currency financial statements translation effect	—	(5)	5

Changes in the scope of consolidation	—	—	—

ORGANIC EBITDA	3,200	3,356	(156)	(4.6)

of which non-recurring Income/(Expenses)	(121)	(95)	(26)

of which Others “one-off”	—	39	(39)

ORGANIC EBITDA, excluding Non-recurring items and Others “one-off”	3,321	3,412	(91)	(2.7)

EBIT – reconciliation of organic data

	1st Half	1st Half	Change
(millions of euros)	2018	2017	amount	%
REPORTED EBIT	1,402	1,685	(283)	(16.8)

Adoption new accounting principles effect	82

Comparable EBIT on the same accounting basis	1,484	1,685	(201)	(11.9)

Foreign currency financial statements translation effect		(2)	2

Changes in the scope of consolidation		—	—

ORGANIC EBIT	1,484	1,683	(199)	(11.8)

of which non-recurring Income/(Expenses)	(121)	(95)	(26)

of which Others “one-off”	—	39	(39)

ORGANIC EBIT, excluding Non-recurring items and Others “one-off”	1,605	1,739	(134)	(7.7)

TIM GROUP - DEBT STRUCTURE, BOND ISSUES AND EXPIRING BONDS

Revolving Credit Facilities and term loans

In the table below are shown the composition and the drawdown of the committed credit lines available as of June 30, 2018:

(billions of euros)	06/30/2018		12/31/2017
	Committed	Utilized	Committed	Utilized
Revolving Credit Facility – due May 2019	—	—	4.0	—

Revolving Credit Facility – due March 2020	—	—	3.0	—

Revolving Credit Facility – due January 2023	5.0	—	—	—

Total	5.0	—	7.0	—

As at June 30, 2018 TIM had a syndicated Revolving Credit Facility for the amount of 5 billion euros and expiring on January 16, 2023, currently unused.

Furthermore, TIM has:

•	a bilateral Term Loan with UBI Banca for the amount of 50 million euros expiring in June 2020, drawn down for the full amount;

•	a bilateral Term Loan with ICBC for the amount of 160 million euros expiring in June 2021, drawn down for the full amount;

•	a bilateral Term Loan with Banca Monte dei Paschi di Siena for the amount of 200 million euros expiring in June 2021, drawn down for the full amount;

•	a hot money loan with Banca Popolare dell’Emilia Romagna for the amount of 150 million euros expiring in July 2018, drawn down for the full amount;

•	a hot money loan with Intesa Sanpaolo for the amount of 200 million euros expiring in December 2018, drawn down for the full amount.

Bonds

The following tables show the bond evolution occurred in the first half 2018:

(millions of original currency)	Currency	Amount	Issue date
New issues
Telecom Italia S.p.A. 750 million euros 2.875% due 1/28/2026	Euro	750	6/28/2018

(millions of original currency)	Currency	Amount	Repayment date
Repayments
Telecom Italia S.p.A. 593 million euros 4.750% (1)	Euro	593	5/25/2018

Telecom Italia Capital S.A. 677 million of USD 6.999% (2)	USD	677	6/4/2018

(1)	Net of 157 million euros repurchased by TIM S.p.A. in 2015.

(2)	Net of bonds repurchased by TIM S.p.A. (323 million of USD) on July 20, 2015.

With respect to the Telecom Italia S.p.A. 2002-2022 bonds, reserved for subscription by employees of the Group, at June 30, 2018, the amount was 205 million euros (nominal amount) and increased by 1 million euros compared to December 31, 2017 (204 million euros).

The nominal amount of repayment, net of the Group’s bonds buyback, related to the bonds expiring in the following 18 months as of June 30, 2018 issued by TIM S.p.A., Telecom Italia Finance S.A. and Telecom Italia Capital S.A. (fully and unconditionally guaranteed by TIM S.p.A.) totals 3,025 million euros with the following detail:

•	582 million euros, due December 14, 2018;

•	832 million euros, due January 29, 2019;

•	652 million euros (equivalent to 760 USD million), due June 18, 2019;

•	959 million euros (equivalent to 850 GBP million), due June 24, 2019.

The bonds issued by the TIM Group do not contain financial covenants (e.g. ratios such as Debt/EBITDA, EBITDA/Interest, etc.) or clauses that would involve the early automatic redemption of the bonds in relation to events other than the insolvency of the TIM Group(1). Furthermore, the repayment of the bonds and the payment of interest are not covered by specific guarantees nor are there commitments provided relative to the assumption of future guarantees, except for the full and unconditional guarantees provided by TIM S.p.A. for the bonds issued by Telecom Italia Finance S.A. and Telecom Italia Capital S.A..

Since these bonds have been placed principally with institutional investors in major world capital markets (Euromarket and the U.S.A.), the terms which regulate the bonds are in line with market practice for similar transactions effected on these same markets, including, for example, commitments not to use the company’s assets as collateral for loans (“negative pledges”).

(1)	The case of change in control would involve the repayment in advance of the convertible bond of TIM S.p.A., as described hereafter.

With reference to the loans received by TIM S.p.A. from the European Investment Bank (“EIB”), as at June 30, 2018, the total nominal amount of outstanding loans amounted to 1,950 million euros, of which 800 million euros at direct risk and 1,150 million euros secured.

EIB loans not secured by bank guarantees for a nominal amount equal to 800 million euros need to apply the following covenant:

•

in the event the company becomes the target of a merger, demerger or contribution of a business segment outside the Group, or sells, disposes or transfers assets or business segments (except in certain cases, expressly provided for), it shall immediately inform the EIB which shall have the right to ask for guarantees to be provided or changes to be made to the loan contract, or, only for certain loan contracts, the EIB shall have the option to demand the advance repayment of the loan (should the merger, demerger or contribution of a business segment outside the Group compromise the Project execution or cause a prejudice to EIB in its capacity as creditor);

•

in the loan of 500 million euros signed on December 14, 2015 TIM enter into a contractual agreement according to which, for all the duration of the loan, the total financial indebtedness of the companies of the Group different from TIM S.p.A., and except in case that indebtedness is entirely and irrevocably guaranteed by TIM S.p.A., will be less than the 35% (thirty-five per cent) of the Group total financial indebtedness.

EIB loans secured by bank or approved parties guarantees for a total nominal amount of 1,150 million euros and the loans at direct risk, respectively, of 300 million euros signed on July 30, 2014 and 500 million euros signed on December 14, 2015, need to apply the following covenants:

•

“Inclusion clause”, provided on loans for a total amount of 1,650 million euros, according to which in the event TIM commits to keep in other loan contracts financial covenants (and in the loans at direct risk signed in 2014 and 2015, also more stringent clauses, for example, cross default and restrictions of the sale of goods) which are not present or are stricter than those granted to the EIB, then the EIB will have the right to request, at its fair opinion, in case those variations shall have negative consequences on TIM financial capacity, the providing of guarantees or the modification of the loan contract in order to envisage an equivalent provision in favor of the EIB;

•

“Network Event”, clause provided on loans for a total amount of 1,350 million euros, according to which, against the disposal of the entire fixed network or of a substantial part of it (in any case more than half in quantitative terms) in favor of not controlled third parties or in case of disposal of the controlling stake of the company in which the network or a substantial part of it has previously been transferred, TIM shall immediately inform EIB, which shall have the option of requiring the provision of guarantees or amendment of the loan contract or an alternative solution.

TIM S.p.A. loan contracts do not contain financial covenants (e.g. ratios such as Debt/EBITDA, EBITDA/Interests, etc.) which would oblige the Company to repay the outstanding loan if the covenants are not observed.

The loan contracts contain the usual other types of covenants, including the commitment not to use the Company’s assets as collateral for loans (negative pledges), the commitment not to change the business purpose or sell the assets of the Company unless specific conditions exist (e.g. the sale takes place at fair market value). Covenants with basically the same content are also found in the export credit loan agreement.

In the Loan contracts and in the Bonds, TIM must provide communication in case of change in control. Identification elements to prove that event of change in control and the applicable consequences – among which, at the investors’ discretion, the possible constitution of guarantees or the repayment in advance of the issued amount by cash or shares and the cancellation of the commitment in absence of a different agreement – are precisely disciplined in each contract.

Furthermore, the outstanding loans contain a general commitment by TIM, whose breach is an event of default, not to implement mergers, demergers or transfer of business, involving entities outside the Group. Such event of default may entail, upon request of the Lender, the early redemption of the drawn amounts and/or the cancellation of the undrawn commitment amounts.

In the documentation of the loans granted to certain companies of the Tim Brasil group, the companies must generally respect certain financial ratios (e.g. capitalization ratios, ratios for servicing debt and debt ratios) as well as the usual other covenants, under pain of a request for the early repayment of the loan.

We finally underline that, as of June 30, 2018, no covenant, negative pledge clause or other clause relating to the above-described debt position, has in any way been breached or violated.

TIM GROUP - EFFECTS OF NON-RECURRING EVENTS AND TRANSACTIONS ON EACH ITEM OF THE SEPARATE CONSOLIDATED INCOME STATEMENTS

The effects of non-recurring events and transactions on the separate consolidated income statements line items are set out below in accordance with Consob communication DME/RM/9081707 dated September 16, 2009:

(millions of euros)	1st Half 2018	1st Half 2017
Acquisition of goods and services:
Professional expenses, consulting services and other costs	(6)	(2)

Employee benefits expenses:
Expenses related to restructuring, rationalization and other	(8)	(10)

Other operating expenses:
Sundry expenses and other provisions	(107)	(83)

Impact on Operating profit (loss) before depreciation and amortization, capital gains (losses) and impairment reversals (losses) on non-current assets (EBITDA)	(121)	(95)

Gains (losses) on disposals of non-current assets:
Losses on disposals of non-current assets	—	(1)

Impact on EBIT - Operating profit (loss)	(121)	(96)

Finance expenses:
Interest expenses and other finance expenses	(5)	(14)

Impact on profit (loss) before tax from continuing operations	(126)	(110)

Income taxes on non-recurring items	8	30

Provision charges foe Sparkle tax dispute	—	(93)

Impact on profit (loss) for the period	(118)	(173)

TIM GROUP - ADOPTION OF THE NEW IFRS 9 AND IFRS 15 STANDARDS

This section provides an overview of the main elements of IFRS 9 (Financial Instruments) and IFRS 15 (Revenue from Contracts with Customers) and reports the impact of the application of the standards as of January 1, 2018.

IFRS 9 (FINANCIAL INSTRUMENTS)

On November 22, 2016, Regulation (EU) 2016/2067 was issued, which adopted IFRS 9 (Financial Instruments) at EU level, relating to the classification, measurement and derecognition of financial assets and liabilities, impairment of financial instruments, and hedge accounting.

As permitted by IFRS 9, the TIM Group has decided for:

•	the continued application of the hedge accounting requirements of IAS 39, instead of the requirements of IFRS 9;

•	the non-restatement of comparative information provided in the year the new standard is first applied.

Commencing as of January 1, 2018, TIM has amended the impairment model applied to financial assets (including trade receivables due from customers), adopting an expected credit loss model, which replaces the incurred loss model required by IAS 39. In application of IFRS 9, the classification (and hence measurement) of financial assets has also been modified and is now based on the entity’s business model for managing the financial assets and the contractual cash flow characteristics of the financial asset. Under IAS 39, financial assets were classified (and hence measured) on the basis of their destination.

TIM Management has identified its business models for Group financial assets (other than trade receivables due from customers) on the basis of how the financial instruments are managed and their cash flows used. The purpose of the models is to ensure an adequate level of financial flexibility and to best manage, in terms of risks and returns, the financial resources immediately available to the Group through the treasuries of Group companies and in accordance with the strategies set forth by the Parent TIM.

The business models adopted by the TIM Group are:

•	Hold to Collect: covering financial instruments used to absorb temporary cash surpluses; they are characterized by a low level of risk and held mainly to maturity; they are measured at amortized cost;

•	Hold to Collect and Sell: these are monetary or debt instruments used to absorb short/medium-term cash surpluses; they are characterized by a low level of risk and held, normally, until maturity or sold in the event that specific cash needs arise; measurement is carried out at “fair value through other comprehensive income”;

•	Hold to Sell: these are monetary, debt or equity trading instruments used to dynamically manage cash surpluses not managed under the business models identified above; they are characterized by a higher level of risk and they are purchased and sold repeatedly over time; measurement is carried out at “fair value through profit or loss”.

Impairment of financial assets other than trade receivables is carried out following the general approach that recognizes 12-month expected credit losses or over the residual lifetime in the event of a significant increase in credit risk.

For the management of trade receivables, TIM Management has identified different business models based on the specific nature of the receivables, the type of counterparty and collection times, in order to optimize the management of working capital through the constant monitoring of the payment performance of customers, the steering of credit collection policies and the management of programs for the disposal and factoring of receivables, in line with financial planning needs.

The business models adopted by the TIM Group for managing trade receivables are:

•	Hold to Collect: these are receivables from Corporate customers, Public Sector, OLOs and miscellaneous billing; they are characterized by a low level of risk and generally held to maturity. Such receivables are measured at “amortized cost”;

•	Hold to Collect and Sell: these are receivables from the provision of services to Consumer and Small Business customers, sold in massive and recurring manner; measurement is carried out at “fair value through other comprehensive income”.

The impairment on trade receivables (including contract assets) is carried out using the simplified approach, determining the loss allowance at an amount equal to lifetime expected credit losses.

At the transition date (January 1, 2018), TIM has chosen to continue to report gains and losses from “other investments (other than those in subsidiaries, associates and joint ventures), classified under IAS 39 as “available-for-sale financial assets” and measured at fair value, in other comprehensive income (OCI), also under IFRS 9. Therefore, starting from January 1, 2018, the above mentioned other investments are measured at fair value through OCI. Only dividend income from other investments is recognized in the income statement, while all other gains and losses are recognized in OCI without reclassification to the separate income statement when the financial asset is disposed of or impaired as provided by IAS 39.

The changes in the classification of financial assets had no material impact on the measurement of such assets for the TIM Group.

The comprehensive net impact (including tax effects) of the adoption of IFRS 9 on consolidated equity at January 1, 2018 (transition date) was mainly due to the recognition of higher provisions for expected losses on trade receivables, connected with the introduction of an expected credit loss model, replacing the incurred loss model required by IAS 39.

IFRS 15 (REVENUES FROM CONTRACTS WITH CUSTOMERS)

On September 22, 2016, Regulation (EU) 2016/1905 was issued, which adopted IFRS 15 (Revenues from contracts with customers) and the related amendments at EU level. On October 31, 2017, clarifications to IFRS 15 were adopted through Regulation (EU) 2017/1987.

IFRS 15 replaces the standards that formerly governed revenue recognition, namely IAS 18 (Revenue), IAS 11 (Construction contracts) and the related interpretations on revenue recognition (IFRIC 13 Customer loyalty programmes, IFRIC 15 Agreements for the construction of real estate, IFRIC 18 Transfers of assets from customers and SIC 31 Revenue – Barter transactions involving advertising services).

The TIM Group has applied the modified retrospective approach with the recognition of the cumulative effect of the first-time application of the standard as an adjustment to the opening balance of equity for the period when the standard is adopted, without restating prior periods.

The adoption of IFRS 15 affected the recognition of revenues from fixed-line and mobile offers and the recognition of contract costs. The new standard does not affect cash flows. The main differences with respect to the previous accounting standards applied (IFRS 15 vs. IAS 18, IAS 11 and relative interpretations) concern:

•	Bundle offers (bundled goods and services): the allocation of contract discounts to performance obligations under IFRS 15 brings forward in time the recognition of revenues, resulting in the recognition of a contract asset and, in some cases, the deferral of revenues, entailing the recognition of a contract liability.

•	Activation/installation revenues: under previous accounting policies, these were deferred over the expected duration of the customer relationship. IFRS 15 requires that such revenues – given that they are not allocated to separate performance obligations – are allocated to other contract obligations, bringing forward in time the recognition of the revenues.

•	Contract costs (costs of obtaining a contract and costs to fulfill a contract): under previous accounting standards, these costs were capitalized or deferred and recognized in the income statement on the basis of the expected duration of the contract and the type of customer. The approach is substantially confirmed under IFRS 15, with the exception of the reclassification of certain contract costs and a change in the types of costs – in some cases considered.

The comprehensive net impact (including tax effects) of the adoption of IFRS 15 on consolidated equity at January 1, 2018 (transition date) was not material and mainly connected with the combined effects of:

•	the change in the types of contract costs that are deferred (negative effect);

•	the new approach to recognizing activation/installation revenues and the recognition of contract assets connected with the earlier recognition of revenues from bundle offers (positive effect).

IMPACTS OF THE ADOPTION OF IFRS 9 AND IFRS 15

Impacts on the consolidated statement of financial position at 1/1/2018 (transition date)

The impact of the transition on the main line items of the statement of financial position are shown below.

(millions of euros)	12.31.2017 Historical	IFRS 9 impacts	IFRS 15 impacts	1.1.2018 Restated
Assets
Non-current assets
Intangible assets
Intangible assets with a finite useful life	7,192		(110)	7,082

Other non-current assets

Non-current financial assets	1,768			1,768

Miscellaneous receivables and other non-current assets	2,422		(269)	2,153

Deferred tax assets	993	27		1,020

Current assets

Trade and miscellaneous receivables and other current assets	4,959	(147)	42	4,854

Current financial assets	5,005			5,005

Total Assets	68,783	(120)	(337)	68,326

Equity and Liabilities

Equity

Equity attributable to Owners of the Parent	21,557	(100)	17	21,474

Non-controlling interests	2,226	(7)	2	2,221

Total Equity	23,783	(107)	19	23,695

Non-current liabilities

Miscellaneous payables and other non-current liabilities	1,678		(251)	1,427

Deferred tax liabilities	265	(11)	8	262

Current liabilities

Trade and miscellaneous payables and other current liabilities	7,520		(113)	7,407

Current income tax payables	112	(2)		110

Total Equity and Liabilities	68,783	(120)	(337)	68,326

Impact of new accounting standards (IFRS 9 and IFRS 15) on the main line items of the separate consolidated income statement and consolidated statement of financial position for the first half of 2018

To enable the year-on-year comparison of the economic and financial performance for the first half of 2018 with the corresponding periods of the previous year, “comparable” statement of financial position figures and “comparable” income statement figures, prepared in accordance with the previous accounting standards applied (IAS 39, IAS 18, IAS 11, and relative interpretations), are shown below.

The breakdown of the impact of the new accounting standards on key consolidated income statement figures for the first half of 2018 is shown below.

(millions of euros)		1st Half 2018 (a)	1st Half 2018 comparable (b)	Impact of new standards (c=a-b)
Revenues	(1)	9,441	9,512	(71)

Operating expenses	(2)	(5,822)	(5,738)	(84)

Operating profit (loss) before depreciation and amortization, capital gains (losses) and impairment reversals (losses) on non-current assets (EBITDA)		3,763	3,918	(155)

Depreciation and amortization	(3)	(2,122)	(2,193)	71

Operating profit (loss) (EBIT)		1,644	1,728	(84)

Finance income/(expenses)	(4)	(718)	(715)	(3)

Profit (loss) before tax from continuing operations		934	1,021	(87)

Income tax expense	(5)	(305)	(328)	23

Profit (loss) for the period		629	693	(64)

Attributable to:
Owners of the Parent		554	618	(64)

Non-controlling interests		75	75	—

(1)	The change in Revenues was attributable to the different accounting of bundle offers and activation/installation revenues and to the discounting of revenues from installment sales at a revised discount rate, reflecting the creditworthiness of customers.
(2)	The change in Operating expenses was mainly due to the deferral of certain contract costs that were previously expensed and to the reclassification of some contract costs from intangible assets to other non-current assets (cost deferral), as well as higher provisions for expected losses on trade receivables, resulting from the introduction of an expected credit loss model (replacing the incurred loss model).
(3)	The change in Depreciation and amortization was due to the reclassification of certain contract costs from intangible assets to other non-current assets (cost deferral).
(4)	The change in Finance income (expenses) was due to higher provisions for expected losses on other financial assets, due to the introduction of an expected credit loss model (replacing the incurred loss model).
(5)	The change in Income tax expense shows the income tax effect of the changes illustrated above.

The breakdown of the impact of the new accounting standards on key consolidated statement of financial position figures at June 30, 2018 is shown below.

		6/30/2018	impact of new
	6/30/2018	comparable	standards
(millions of euros)	(a)	(b)	(c=a-b)
Assets
Non-current assets
Intangible assets	35,790	35,903	(113)

Tangible assets	15,931	15,931	—

Other non-current assets	4,400	4,670	(270)

Total Non-current assets	56,121	56,504	(383)

Current Assets	8,964	9,083	(119)

Total Assets	65,085	65,587	(502)

Equity and Liabilities
Equity
Equity attributable to owners of the Parent	21,340	21,484	(144)

Non-controlling interests	2,056	2,061	(5)

Total Equity	23,396	23,545	(149)

Non-current liabilities	29,024	29,286	(262)

Current liabilities	12,665	12,756	(91)

Total Liabilities	41,689	42,042	(353)

Total Equity and liabilities	65,085	65,587	(502)

Cautionary Statement for Purposes of the “Safe Harbor” Provisions of the United States Private Securities Litigation Reform Act of 1995.

The Private Securities Litigation Reform Act of 1995 provides a “safe harbor” for forward-looking statements. The Group’s interim report as of and for the six months ended June 30, 2018 included in this Form 6-K contains certain forward-looking statements. Forward-looking statements are statements that are not historical facts and can be identified by the use of forward-looking terminology such as “believes,” “may,” “is expected to,” “will,” “will continue,” “should,” “seeks” or “anticipates” or similar expressions or the negative thereof or other comparable terminology, or by the forward- looking nature of discussions of strategy, plans or intentions.

Actual results may differ materially from those projected or implied in the forward-looking statements. Such forward-looking information is based on certain key assumptions which we believe to be reasonable but forward-looking information by its nature involves risks and uncertainties, which are outside our control, that could significantly affect expected results.

The following important factors could cause our actual results to differ materially from those projected or implied in any forward-looking statements:

1.	our ability to successfully implement our strategy over the 2018-2020 period;

2.	the continuing effects of the global economic crisis in the principal markets in which we operate, including, in particular, our core Italian market;

3.	the impact of regulatory decisions and changes in the regulatory environment in Italy and other countries in which we operate;

4.	the impact of political developments in Italy and other countries in which we operate;

5.	our ability to successfully meet competition on both price and innovation capabilities of new products and services;

6.	our ability to develop and introduce new technologies which are attractive in our principal markets, to manage innovation, to supply value added services and to increase the use of our fixed and mobile networks;

7.	our ability to successfully implement our internet and broadband strategy;

8.	our ability to successfully achieve our debt reduction and other targets;

9.	the impact of fluctuations in currency exchange and interest rates and the performance of the equity markets in general;

10.	the outcome of litigation, disputes and investigations in which we are involved or may become involved;

11.	our ability to build up our business in adjacent markets and in international markets (particularly in Brazil), due to our specialist and technical resources;

12.	our ability to achieve the expected return on the investments and capital expenditures we have made and continue to make in Brazil;

13.	the amount and timing of any future impairment charges for our authorizations, goodwill or other assets;

14.	our ability to manage and reduce costs;

15.	any difficulties which we may encounter in our supply and procurement processes, including as a result of the insolvency or financial weaknesses of our suppliers; and

16.	the costs we may incur due to unexpected events, in particular where our insurance is not sufficient to cover such costs.

The foregoing factors should not be construed as exhaustive. Due to such uncertainties and risks, readers are cautioned not to place undue reliance on such forward-looking statements, which speak only as of the date hereof. We undertake no obligation to release publicly the result of any revisions to these forward-looking statements which may be made to reflect events or circumstances after the date hereof, including, without limitation, changes in our business or acquisition strategy or planned capital expenditures, or to reflect the occurrence of unanticipated events.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 24, 2018

TIM S.p.A.

BY:	/s/ Umberto Pandolfi
Umberto Pandolfi
Company Manager